FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Trixeo Aerosphere approved in the EU for COPD

14 December 2020 07:00 GMT

Trixeo Aerosphere approved in the EU for maintenance treatment of COPD

Fourth major approval for AstraZenecaÕs triple-combination therapy which is marketed as Breztri Aerosphere in the US, China and Japan

AstraZenecaÕs Trixeo Aerosphere (formoterol fumarate/glycopyrronium bromide/budesonide) has been approved in the European Union (EU) for maintenance treatment in adult patients with moderate to severe chronic obstructive pulmonary disease (COPD) who are not adequately treated by a combination of an inhaled corticosteroid (ICS) and a long-acting beta2-agonist (LABA), or a combination of a LABA and a long-acting muscarinic antagonist (LAMA).

The approval by the European Commission was based on positive results from the ETHOS Phase III trial in which Trixeo Aerosphere, a triple-combination therapy, showed a statistically significant reduction in the rate of moderate or severe exacerbations compared with dual-combination therapies Bevespi Aerosphere (glycopyrronium/formoterol fumarate) and PT009 (budesonide/formoterol fumarate) over 52 weeks.1 The approval was also supported by efficacy and safety data from the KRONOS Phase III trial.2

Trixeo Aerosphere was recommended for marketing authorisation by the Committee for Medicinal Products for Human Use of the European Medicines Agency in October 2020.

COPD is a progressive disease, which can cause obstruction of airflow in the lungs resulting in debilitating bouts of breathlessness and is the third leading cause of death globally.3-6

Klaus Rabe, Professor of Pulmonary Medicine at the University of Kiel, Director of the Department of Pneumology at Clinic Grosshansdorf, Germany, and lead investigator of the ETHOS Phase III trial, said: ÒChronic obstructive pulmonary disease significantly contributes to morbidity and healthcare resource utilisation in Europe. Even a single exacerbation can cause further deterioration of a patientÕs lung function and increase the risk of hospitalisation, so preventing exacerbations is a clinical priority. Trixeo Aerosphere has demonstrated significant benefits in reducing exacerbations in patients with moderate to severe disease, and triple-combination therapy will play an increasingly important clinical role in treating these patients.Ó

Mene Pangalos, Executive Vice President, BioPharmaceuticals R&D, said: ÒTrixeo Aerosphere has a strong clinical profile compared with dual-combination therapies and offers an important new treatment option for patients with chronic obstructive pulmonary disease. In Europe, about one in 10 adults over the age of 40 has chronic obstructive pulmonary disease, with prevalence increasing. We look forward to discussing all-cause mortality data from the ETHOS Phase III trial with health authorities.Ó

Results from the ETHOS Phase III trial were published in The New England Journal of Medicine in June 20201 and results from the KRONOS Phase III trial were published in The Lancet Respiratory Medicine in September 2018.2 In both trials, the safety and tolerability of Trixeo Aerosphere were consistent with the profiles of the dual comparators.1,2

COPD
COPD is a progressive disease which can cause obstruction of airflow in the lungs resulting in debilitating bouts of breathlessness.3,4,5 It affects an estimated 384 million people7 and is the third leading cause of death globally.6 In Europe, approximately 10% of adults over the age of 40 have COPD, with prevalence set to increase,8,9 significantly contributing to morbidity3 and healthcare resource utilisation.10 Improving lung function, reducing exacerbations and managing daily symptoms such as breathlessness are important treatment goals in the management of COPD.3 A single COPD exacerbation can have a negative impact on lung function,11,12 quality of life13 and increase the risk of hospitalisation.14 Additionally, even one COPD exacerbation that results in hospitalisation increases the risk of death.15,16

ATHENA clinical trial programme
The ETHOS and KRONOS Phase III trials are part of AstraZenecaÕs ATHENA Phase III clinical trial programme for Trixeo Aerosphere, which included more than 15,500 patients globally across 11 trials.

ETHOS is a randomised, double-blinded, multi-centre, parallel-group, 52-week Phase III trial to assess the efficacy and safety of Trixeo Aerosphere in symptomatic patients with moderate to very severe COPD and a history of exacerbation(s) in the previous year. The primary endpoint was the rate of moderate or severe exacerbations.1 Results were published in The New England Journal of Medicine.1

KRONOS is a randomised, double-blinded, parallel-group, 24-week, chronic-dosing, multi-centre Phase III trial to assess the efficacy and safety of Trixeo Aerosphere in patients with moderate to very severe COPD regardless of whether or not they had an exacerbation in the previous year. The primary endpoints were lung function parameters.2 Results were published in The Lancet Respiratory Medicine.2

Trixeo Aerosphere
Trixeo Aerosphere (formoterol fumarate/glycopyrronium bromide/budesonide) is a single-inhaler, fixed-dose triple-combination of formoterol fumarate, a LABA, glycopyrronium bromide, a LAMA, with budesonide, an ICS, and delivered in a pressurised metered-dose inhaler.

Trixeo Aerosphere is approved under the brand name Breztri Aerosphere in Japan, China and the US for patients with COPD.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology is one of AstraZenecaÕs three therapy areas and is a key growth driver for the Company.

Building on a 50-year heritage, AstraZeneca is an established leader in respiratory care, across inhaled and biologic medicines. AstraZeneca aims to transform the treatment of asthma and COPD by eliminating preventable asthma attacks across all severities and removing COPD as a leading cause of death through earlier biology-led treatment. The CompanyÕs early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The CompanyÕs growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential in rheumatology (including systemic lupus erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZenecaÕs ambition in immunology is to achieve disease control and ultimately clinical remission in targeted immune-driven diseases.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Rabe KF, Martinez FJ, Ferguson GT, et al. Inhaled Triple Therapy at Two Glucocorticoid Doses in Moderate-to-Very Severe COPD. N Engl J Med 2020; 383: 35-48.
2.   Ferguson GT, Rabe KF, Martinez FJ, et al. Triple combination of budesonide/glycopyrrolate /formoterol fumarate using co-suspension delivery technology versus dual therapies in chronic obstructive pulmonary disease (KRONOS): a double-blind, parallel-group, randomised controlled trial. Lancet Respir Med. 2018; 6: 747Ð758.
3.   GOLD. Global Strategy for the Diagnosis, Management and Prevention of COPD, Global Initiative for Chronic Obstructive Lung Disease (GOLD) 2020. [Online]. Available at: http://goldcopd.org. [Last accessed: October 2020].
4.   Laviolette L, Laveneziana P; ERS Research Seminar Faculty. Dyspnoea: a multidimensional and multidisciplinary approach. Eur Respir J. 2014; 43 (6): 1750-1762.
5.   May SM, Li JT. Burden of chronic obstructive pulmonary disease: healthcare costs and beyond. Allergy Asthma Proc. 2015; 36 (1): 4-10.
6.   World Health Organization. The top 10 causes of death. 24 May 2018. Available at: https://www.who.int/news-room/fact-sheets/detail/the-top-10-causes-of-death [Last accessed: December 2020].
7.   Adeloye D, Chua S, Lee C, et al. Global Health Epidemiology Reference Group (GHERG). Global and regional estimates of COPD prevalence: Systematic review and meta-analysis. J Glob Health. 2015; 5 (2): 020415.
8.   European lung white book. 2013. Chapter 13 Chronic obstructive pulmonary disease. Available at: https://www.erswhitebook.org/chapters/chronic-obstructive-pulmonary-disease/ [Last accessed: September 2020].
9.   Rehman A, Hassali, MAA, Muhammad SA, et al. The economic burden of chronic obstructive pulmonary disease (COPD) in Europe: results from a systematic review of the literature. Eur J Health Econ 2020; 21: 181Ð194.
10.  European lung white book. 2013 publication. Chapter 2 The Economic Burden of Lung Disease. Available at: https://www.erswhitebook.org/chapters/the-economic-burden-of-lung-disease/ [Last accessed: October 2020].
11.  Kerkhof M, Voorham J, Dorinsky P, et al. Association between COPD exacerbations and lung function decline during maintenance therapy. Thorax. 2020; 75 (9): 744-753.
12.  Halpin DMG, Decramer M, Celli BR, et al. Effect of a single exacerbation on decline in lung function in COPD. Respiratory Medicine 2017; 128: 85-91.
13.  Roche N, Wedzicha JA, Patalano F, et al. COPD exacerbations significantly impact quality of life as measured by SGRQ-C total score: results from the FLAME study. Eur Resp J. 2017; 50 (Suppl 61): OA1487.
14.  Rothnie KJ, MŸllerov‡ H, Smeeth L, et al. Natural History of Chronic Obstructive Pulmonary Disease Exacerbations in a General Practice-based Population with Chronic Obstructive Pulmonary Disease. Am Jour of Resp Crit Care Med. 2018; 198 (4): 464-471.
15.  Ho TW, Tsai YJ, Ruan SY, et al. In-Hospital and One-Year Mortality and Their Predictors in Patients Hospitalized for First-Ever Chronic Obstructive Pulmonary Disease Exacerbations: A Nationwide Population-Based Study. PLOS ONE. 2014; 9 (12): e114866.
16.  Suissa S, DellÕAniello S, Ernst P. Long-term natural history of chronic obstructive pulmonary disease: severe exacerbations and mortality. Thorax. 2012; 67 (11): 957-63.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 December 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary